UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to
Commission file number 1-3932
Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WHIRLPOOL CORPORATION
Global Headquarters
2000 North M-63
Benton Harbor, MI 49022-2692

WHIRLPOOL 401(k) RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Years Ended December 31, 2017 and 2016

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Whirlpool Corporation 401(k) Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Whirlpool Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017, and the changes in its net assets for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2018.

Flint, MI
June 25, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Whirlpool 401(k) Committee
Whirlpool 401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Retirement Plan as of December 31, 2016, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Whirlpool 401(k) Retirement Plan at December 31, 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois
June 23, 2017

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
Employer contributions receivable	$3,473,241	$2,991,487
Investments at fair value	2,677,446,608	2,372,271,847
Notes receivable from participants	53,060,879	51,988,284
Net assets available for benefits	$2,733,980,728	$2,427,251,618
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2017	2016
Additions
Investment income:
Net realized/unrealized gain/loss on investments	$305,468,235	$180,708,458
Dividends on Whirlpool Corporation common stock	6,007,289	5,663,921
Other dividend income	19,752,464	19,186,116
Interest income	5,911,618	6,264,998
Total investment income	337,139,606	211,823,493
Interest income on notes receivable from participants	2,353,761	2,203,255
Contributions:
Employer contributions	82,051,712	78,058,180
Participant contributions	101,198,573	94,598,283
Rollover contributions	8,324,119	5,627,073
Total contributions	191,574,404	178,283,536
Total additions	531,067,771	392,310,284
Deductions
Benefit payments	222,684,365	176,984,107
Administrative expenses	1,654,296	1,670,574
Total deductions	224,338,661	178,654,681
Net increase in net assets available for benefits	306,729,110	213,655,603
Net assets available for benefits:
Beginning of year	2,427,251,618	2,213,596,015
End of year	$2,733,980,728	$2,427,251,618
See accompanying notes to financial statements.

WHIRLPOOL 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
(1)    DESCRIPTION OF PLAN
The Whirlpool 401(k) Retirement Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation (referred to herein as the Employer, Company, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility and Participant Contributions
U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 75%. Additionally, certain employees may make tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant (up to 75% of such bonus) to be deposited into the Plan.
New employees are automatically enrolled in the Plan at 5% unless they affirmatively opt out of the Plan or make a different deferral election. Employees who are not participating or are participating at less than 5% are automatically re-enrolled in the Plan on an annual basis at 5%, unless they affirmatively opt out of re-enrollment or make a different deferral election. If a participant has been automatically enrolled or affirmatively elects to defer a portion of eligible earnings less than 15%, the participant’s deferral percentage will automatically be increased by 1% each January 1 until reaching 15%, unless the participant opts out of such increases.
The Plan limits participant contributions to the maximum allowable annual contribution as determined by the Internal Revenue Code (the IRC).
Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions, in excess of such limits, but subject to the limitations of Section 414(v) of the IRC.
Participant contribution elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, website, or customer service representative, to be effective, in most cases, as of the beginning of the next payroll period.
Employer Contributions, Vesting and Investment Options
The Plan’s provisions for the Employer’s discretionary matching contribution are to provide up to a 100% match of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Employees are also eligible to receive an automatic Whirlpool contribution equal to 3% of the employee’s eligible compensation. Employer discretionary matching and automatic contributions and tax-deferred contributions are 100% vested at all times.
Company contributions may be made in the form of cash or Whirlpool Corporation common stock. For the 2017 and 2016 plan years, $82,051,712 and $78,058,180 of the Company’s contributions, respectively, were made in cash. No contributions were made in shares of Company stock during 2017 and 2016.
The Whirlpool Corporation Common Stock Fund within the Plan is an employee stock ownership plan (the Whirlpool ESOP Plan). Automatic contributions made in Company stock may be initially invested in the Whirlpool ESOP Plan. Participants may also direct the investment of their accounts into the Whirlpool Corporation Stock Fund. Participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or to receive a cash payout quarterly. All dividends are 100% vested. The Plan does not restrict the participant’s ability to transfer amounts out of the Whirlpool Corporation Stock Fund, subject to the Company’s insider trading policy.
The participants’ contributions and the Employer’s discretionary matching and automatic cash contributions are invested in funds selected by the applicable participant. If a participant does not make an affirmative investment election, any contributions will be invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65.
A self-directed brokerage account is offered whereby participants can choose to invest a portion of their respective account in investments outside the Plan’s fund lineup. The self-directed brokerage account has certain trading and contribution restrictions.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Benefit Payments
Upon termination, a participant with an account balance of $1,000 or less will receive a single lump-sum cash distribution equal to the value of his or her account. Participants with an account balance that exceeds $1,000 but does not exceed $5,000 will have their balance rolled over to an individual retirement account unless they elect to receive a distribution in cash. Participants with account balances in excess of $5,000 may elect to receive a lump-sum distribution, a monthly, quarterly, or annual installment option over a period of up to 10 years, roll over their account balances to an eligible retirement plan, or leave their account balances in the Plan.
Participant Accounts
Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The plan administrator is responsible for determining that such transactions are in accordance with the Plan.
Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.
The benefit to which a participant is entitled is equal to the value of the participant’s account.
Notes Receivable
The Plan provides for loans to participants in amounts up to the lesser of 50% of the eligible portion of a participant’s account balance or $50,000 reduced by the highest balance of all plan loans within the preceding 12 months, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.
Plan Termination
The Employer has not expressed any intent to terminate the Plan; however, it is free to do so at any time subject to the provisions of the IRC and ERISA.
(2)    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid, except for loans in default which are accounted for as distributions and included in benefit payments at that time.
Investments Held by the Trust
All the investments of the Plan are held by the trust. The custodian invests assets of the trust according to the participants’ directions. Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts and participant loans, which are segregated accounts, investment income and related expenses of the trust are allocated daily to the investment funds based on each investment fund’s proportionate share of the current value of the trust assets.
Investment Valuation
The Plan’s investments are stated at fair value. Whirlpool Corporation common stock is valued at the last reported sales price on an active national securities exchange on the last business day of the plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares at year-end. The fair value of the participation units and shares owned by the Plan in the common and collective trust funds are based on the net asset values at year-end which are based on the fair value of the funds’ underlying assets. Self-directed brokerage accounts primarily consist of mutual funds that are valued at quoted market prices, which represent the net asset values of shares at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Within the common and collective trust funds, the Vanguard Retirement Savings Trust III is designed to deliver safety and stability by preserving principal and accumulated earnings. Participant-directed redemptions have no restrictions; however, the Plan may be required to provide a one-year redemption notice to liquidate its entire share in Vanguard Retirement Savings Trust III.
All other trusts within the common and collective trust funds use an asset allocation strategy that is designed for investors planning to retire and leave the workforce in or within a few years of the target year. The common and collective trusts’ asset allocation will become more conservative over time. There are currently no redemption restrictions on these investments.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
In general, the Plan’s expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, record keeping fees, and investment management fees (all of which are paid by participants) are paid by Whirlpool, to the extent not paid out of forfeitures.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

(3)    FAIR VALUE MEASUREMENTS
Investments held by the Plan are stated at fair value. Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs to valuation techniques used in measuring fair values as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
See Note 2 for a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the techniques and inputs used to measure fair values at December 31, 2017. The Plan had no Level 2 or 3 assets or liabilities at December 31, 2017 and 2016.
Assets measured at fair value are as follows:

December 31, 2017	Quoted Prices (Level 1)	Total
Mutual funds	$1,110,578,685	$1,110,578,685
Self-directed brokerage accounts	30,018,593	30,018,593
Whirlpool Corporation common stock	233,440,269	233,440,269
	$1,374,037,547	$1,374,037,547
Common/collective trust funds measured at net asset value:
Target retirement		1,004,893,048
Fixed income		298,516,013
Total common/collective trust funds		1,303,409,061
Total investments at fair value		$2,677,446,608

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2016	Quoted Prices (Level 1)	Total
Mutual funds	$955,284,534	$955,284,534
Self-directed brokerage accounts	28,624,218	28,624,218
Whirlpool Corporation common stock	251,743,352	251,743,352
	$1,235,652,104	$1,235,652,104
Common/collective trust funds measured at net asset value:
Target retirement		812,968,580
Fixed income		323,651,163
Total common/collective trust funds		1,136,619,743
Total investments at fair value		$2,372,271,847

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2017.
(4)    INCOME TAX STATUS
The Plan has most recently received a determination letter from the Internal Revenue Service (the IRS) dated September 8, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2014.
(5)    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(6)    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Plan holds units of common and collective trust funds and shares of mutual funds managed by Vanguard Fiduciary Trust Company, the custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Supplemental Schedule

WHIRLPOOL 401(k) RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)
EIN 38-1490038        Plan #001
December 31, 2017

	Number of	Current
Description of Investment	Shares or Units	Value
Mutual funds:
Vanguard Extended Market Index Fund*	964,847	$201,807,391
Vanguard FTSE All-World ex-US Index Fund*	1,109,569	119,467,298
Vanguard Growth Index Fund*	4,535,909	328,172,982
Vanguard Institutional Index Fund*	618,132	150,490,491
Vanguard Prime Money Market Fund*	134,530	134,530
Vanguard Total Bond Market Index Fund*	11,335,354	121,855,055
Vanguard Value Index Fund*	4,555,686	188,650,938
		1,110,578,685
Common/collective trust funds:
Vanguard Retirement Savings Trust III*	298,516,013	298,516,013
Vanguard Target Retirement 2015 Trust Plus	562,651	27,204,184
Vanguard Target Retirement 2020 Trust Plus	3,272,063	169,067,481
Vanguard Target Retirement 2025 Trust Plus	1,950,389	105,516,046
Vanguard Target Retirement 2030 Trust Plus	3,059,285	172,666,041
Vanguard Target Retirement 2035 Trust Plus	1,382,541	81,307,258
Vanguard Target Retirement 2040 Trust Plus	2,815,859	170,472,077
Vanguard Target Retirement 2045 Trust Plus	1,436,647	87,606,721
Vanguard Target Retirement 2050 Trust Plus	1,404,497	85,674,339
Vanguard Target Retirement 2055 Trust Plus	706,203	43,021,901
Vanguard Target Retirement 2060 Trust Plus	524,228	19,212,963
Vanguard Target Retirement 2065 Trust Plus	9,629	217,720
Vanguard Target Retirement Income Trust Plus	1,016,008	42,926,317
		1,303,409,061

Whirlpool Corporation common stock*	1,384,252	233,440,269
Vanguard Brokerage Option*	—	30,018,593
		2,677,446,608
Notes receivable:
Participant loans*	Varying maturities with interest rates of 4.25% - 9.25%	53,060,879
Total investments per Form 5500		$2,730,507,487
*Party in interest

EXHIBIT INDEX
TO
FORM 11-K FOR
WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Whirlpool 401(k) Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Whirlpool 401(k) Retirement Plan

By:	/s/ JAMES W. PETERS
Name:	James W. Peters
Title:	Executive Vice President and Chief Financial Officer
Date: June 26, 2018